Exhibit 23.2




                         INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Niku Corporation:


We consent to the use of our report dated February 21, 2003, except as to Note 12, which is as of March 16, 2003, and Note 18, which is as of April 15, 2003 with respect to the consolidated balance sheets of Niku Corporation and subsidiaries as of January 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended January 31, 2003, and the related financial statement schedule incorporated herein by reference and to the reference to our firm under the heading "Experts" in this prospectus.


                           /s/ KPMG LLP




Mountain View, California
June 13, 2003